UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 5, 2014

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Facility Agreement

On November 6, 2014, Lavender Shipping Corporation, a wholly owned indirect subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), entered into a facility agreement (the “Facility Agreement”) with Alpha Bank A.E., as lender, for an amount of up to $31,000,000 to partially finance the purchase price of the Navios Ray, a capesize bulk carrier. The Facility Agreement is repayable in 32 equal installments of $0.45 million, with a final balloon payment of $16.6 million on the last payment date. The interest rate of the Facility Agreement is equal to LIBOR plus 300 bps.

Navios Holdings is a guarantor of the obligations under the Facility Agreement. The Facility Agreement also requires compliance with certain financial covenants, including covenants under the indentures for Navios Holdings’ outstanding notes. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with or if the permitted holder (as defined in the Facility Agreement) owns less than 20% of the issued share capital of Navios Holdings or Lavender Shipping Corporation ceases to be a wholly owned subsidiary of the shareholder (as defined in the Facility Agreement) or the shareholder ceases to be a wholly owned subsidiary of Navios Holdings.

The foregoing description is subject in all respects to the actual terms of the Facility Agreement. A copy of the Facility Agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.

Supplemental Indentures

On October 24, 2014, Navios Holdings and Navios Maritime Finance II (US) Inc., its wholly owned subsidiary (“Navios Finance” and, together with Navios Holdings, the “Co-Issuers”), entered into a Third Supplemental Indenture in order to add Lavender Shipping Corporation, a indirect wholly owned subsidiary of Navios Holdings (collectively, the “New Guarantor”), as guarantor to the indenture, dated November 29, 2013, governing the Co-Issuers’ 7.375% First Priority Ship Mortgage Notes due 2022. A copy of the Third Supplemental Indenture is furnished as Exhibit 10.2 to this Report and is incorporated herein by reference.

On October 24, 2014, the Co-Issuers entered into a Seventh Supplemental Indenture in order to add the New Guarantor as guarantor to the indenture dated January 28, 2011, governing the Co-Issuers’ 8.125% Senior Notes due 2019. A copy of the Seventh Supplemental Indenture is furnished as Exhibit 10.3 to this Report and is incorporated herein by reference.

The information contained in this Report is incorporated by reference into the Registration Statements on Form F-3, File No. 333-189231, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

Exhibits

Exhibit No.	Exhibit

10.1	Facility Agreement of up to $31,000,000, dated as of November 6, 2014.

10.2	Third Supplemental Indenture, dated as of October 24, 2014.

10.3	Seventh Supplemental Indenture, dated as of October 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: December 5, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Facility Agreement of up to $31,000,000, dated as of November 6, 2014.

10.2	Third Supplemental Indenture, dated as of October 24, 2014.

10.3	Seventh Supplemental Indenture, dated as of October 24, 2014.